August 21, 2009

Mail Stop 3010

Michael P. Connors
Chairman and Chief Executive Officer
Information Services Group, Inc.
Four Stamford Plaza
107 Elm Street
Stamford, CT 06902

> **Re: Information Services Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2009**
> **File No. 001-33287**

Dear Mr. Connors:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Our Strategy, page 7

1.   We note your discussion of revenues derived from foreign and domestic sources under this subheading. Please revise your disclosure in future filings to include a

detailed breakdown of total revenues by category of activity and geographic market for each of the last three financial years in accordance with Item 101(d) of Regulation S-K.

Proprietary Data and Market Intelligence, page 9

2.   We note your disclosure under this subheading and elsewhere in your filing regarding your sophisticated proprietary market gathering database and the risks associated with protecting your intellectual property rights. To the extent material to your business, please disclose your current intellectual property and expand on the importance of your IP to your business in future filings. Refer to Item 101(c)(1)(iv) of Regulation S-K. Please tell us in your response how you plan to comply.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

ISG Overview, page 26

3.   We note that your disclosure under this heading appears to be a recitation of changes and other information evident from your financial statements. Please revise the disclosure to focus on the primary drivers and other material factors necessary to an understanding of the company's cash flows. Please also expand on your strategy with respect to material opportunities, challenges, and risks and uncertainties that may impact the company's future operating performance. For example, we note that you discuss a trend toward business consolidations and strategic alliances that may impede growth in the sourcing industry on page 17 under the risk factors subheading. As another example, you highlight the effect that client restrictions on the use of its data could potentially have on your ongoing activities on page 19 under the risk factors subheading. Please discuss, in future filings, whether you expect these trends to continue and also the potential impact such trends will have on your business. Please see Release No. 33-8350 (December 29, 2003) and Release No. 33-6835 (May 18, 1989).

4.   We note your disclosure on page 18 and 41 which indicates that 14% of your 2008 revenue was generated from clients in the automotive industry, including General Motors, GMAC and Chrysler. In addition, we note on page 9 of your Form 10-Q for the quarter ended March 31, 2009 that revenue from General Motors was down 42% from the prior year comparable period. Given the general financial condition of the automotive industry, including the recent bankruptcies of General Motors and Chrysler, please expand your MD&A in future filings to describe these unfavorable trends to the extent that they are reasonably likely to materially impact your revenues and income from continuing operations. Refer to

Release No. 33-8350 (December 29, 2003) and Item 303(A)(3)(ii) of Regulation S-K.

Exhibits

5.   Please file the employment agreements you have entered into with each of your executive officers as exhibits. Please also file as exhibits all material agreements with your clients in the automotive industry or, alternatively, tell us why you believe it is unnecessary to file such agreements.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 16

6.   We note that individual base salaries are partially attributable to the broad survey data provided by your consultant and intended to be appropriate in light of the executive's tenure, role and contribution; however, it is unclear from your current disclosure how the salaries identified in the summary compensation table were derived. Since it appears that the executive's contribution plays a role in salary determinations, please tell us the specific individual factors involved in awarding such amounts and revise your disclosure in future filings to include such discussion. Refer to Item 402(b)(2)(v) of Regulation S-K. Also, since you appear to benchmark compensation, please note you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please tell us how you intend to comply.

Annual Bonus Awards, page 16

7.   In future filings, please provide a more detailed analysis of how the compensation committee determined the actual payouts identified in the summary compensation table. For example, we note that that award amounts are based, in part, on the compensation committee's assessment of the company's growth and progress. Please disclose the specific metrics of the financial results considered and explain whether each officer achieved the objective. In addition, we note that the committee considered "significant accomplishments" to help determine bonus amounts. Please expand your discussion to explain how the compensation committee used those factors to determine award amounts for each executive and also explain why executives were awarded different amounts. Please provide this disclosure in future filings tell us in your response how you plan to comply.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief